[redacted]

RECEIVED

2004 OCT 25 A 11:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sercurities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549
USA

04045703

October 21, 2004

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco's new service center improves logistics in China.
- Atlas Copco doubles its compressor capacity in China

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

ATLAS COPCO AB
Group Communications

Katarina Dahn

dw 10/25

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax +46 (0)8 644 9045	Reg. No. 556014-2720
Sweden	Nacka		Reg. Office Nacka

008 0102

Document2

Atlas Copco

Press Release from the Atlas Copco Group

SEC 82-812

For further information please contact:
Bengt Kvarnbäck, Business Area Executive, Compressor Technique
+32 475 313478
Joanna Canton, Media Relations Manager
+44 (0)7971 650 115

Atlas Copco doubles its compressor capacity in China

Stockholm, Sweden, October 21, 2004: Atlas Copco's Compressor Technique business area inaugurates the third extension of its compressor assembly facility in Wuxi, China.

The new extension to Wuxi Atlas Copco Compressor Co. Ltd., only three years after the previous extension, will double the present annual compressor assembly capacity. The expansion was made necessary not only to cope with the increased demands for Atlas Copco's products, but also to enable the Wuxi plant to extend further its range of compressed air equipment, which is produced in China. These include turbo compressors and portable compressors.

"The new extension of the Wuxi plant gives us the possibility to meet the growing market demands in China with an extended product range and state-of-the-art products, produced by the most modern manufacturing techniques," says Bengt Kvarnbäck, Business Area Executive, Atlas Copco Compressor Technique. *"The investment fits our strategy of increasing Atlas Copco's presence in Asia."*

The fully-owned Wuxi factory was originally set up as a joint venture in 1994. It supplies products primarily to the Chinese market and is now also exporting units to some other countries in Asia. Besides the Wuxi factory, Atlas Copco acquired compressor manufacturer Liutech, in southern China, in 2002, which produces for the Chinese market under the Liutech brand.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.

Atlas Copco

SEC 82-812

Press Release from the Atlas Copco Group

For further information please contact:
Bengt Kvarnbäck, Business Area Executive, Compressor Technique
+32 475 313478

Joanna Canton, Media Relations Manager
+44 (0)7971 650 115

Atlas Copco's new service center improves logistics in China

Stockholm, Sweden, October 21, 2004: Atlas Copco China Investment Co. Ltd has established a new service center in Shanghai, to improve service to customers and to speed up the delivery of parts to the whole of mainland China.

The new facility primarily houses and distributes parts for compressed air products, as well as some pneumatic tools and spares.

With the opening of the new service center, stock availability will be substantially improved. In response to a strong business growth, it has a much increased capacity compared to the previous facility. There will be a decrease in transportation costs and relative inventory levels. Customers will benefit from greatly reduced lead times and from the improved stock availability for the most commonly ordered items.

"The new service center is a major step forward for Atlas Copco in China and is a good structured base for future growth in the Chinese market. In line with our aftermarket strategy, the facility will enable us to provide an excellent delivery service to Chinese customers and be more efficient in logistics," says Bengt Kvarnbäck, Business Area Executive Compressor Technique.

The new facility, designated the Chinese Service Center, mainly serves the Compressor Technique business area, but also the Atlas Copco Tools and Assembly Systems division. The concept is the same as that of Atlas Copco's much larger Airpower Service Center in Antwerp, Belgium, a worldwide outbound logistics center for the Compressor Technique business area.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP Chicago Pneumatic. More information can be found on www.atlascopco-group.com.